March 22, 2011

Tom Jones

Division of Corporation Finance

Telephone Number: (202) 551-3602

Re:

Green & Quality Home Life

Registration Statement on form S-1 amended December 15, 2010

File No. 333-168521

Dear Mr. Jones:

Thank you for your letter dated February 23, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Amendment No.4 to Form S-1 filed December 15, 2010

Prospectus Cover Page

1.

With respect to our response to prior comment 1, we have updated the date when the offering will close and extracted the word ‘expected’.

2.

We have revised our cover page to disclose our intent to contact an authorized OTC Bulletin Board market-maker for sponsorship of our securities upon effectiveness of the registration statement as indicated on page 11.

Summary Information about Green & Quality Home Life, Inc. page 7

3.

We have revised our summary to include a statement as to the significant percentage of our common stock to be held by our sole officer and director following the offering as disclosed on page 13.

Once our Auditors have issued a Going Concern Opinion, page 9

4.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

We have reconciled the disclosure in this section that our officer and director has committed to advancing funds with the disclosure in the seventh paragraph on page 54 that Mr. Narita has indicated that he “may be willing” to provide funds. We have also revised our disclosure on pages 10 and 52 to describe briefly the terms of the oral commitment with Mr. Narita.

If we do not obtain adequate financing our business will fail, page 10

5.

The Company estimates that it will require all $5,500 for legal and accounting once it becomes a filer under the 1934 Securities act as amended. The Company estimates that $4,700 will be used for accounting and $800 will be used for legal expenses. The Company’s president has stated that he would lend the Company funds as required to keep the Company complaint.

Based on auditing and legal expenses the Company has determined that all of the $5,500 will be required.

Plan of Distribution, page 22

6.

 We have revised our disclosure to describe the material terms of the subscription agreement, such as the right to accept or reject subscriptions, prompt returns and whether investors’ subscriptions are irrevocable.

We have deleted the reference to the agreement for more detailed information. We have also revised our prospectus and our subscription agreement to delete our prior intention to extend the offering for an additional 90 days.

7.

We have revised the disclosure in this section about the securities to be offered in certain states and removed any reference to “certain” states. The Company’s offering is available in all states. As we do not intend to exclude any states in our offering we have not added a risk factor about limiting this offering.

Description of Business, page 26

8.

We have deleted the reference to internet addresses and its contents.

9.

We have deleted the reference to wikipedia and its contents, as we cannot assure that the information is accurate and complete.

Initial Market Opportunity Analysis. page 26

10.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

We deleted the statistics regarding the size and growth rates of the home automation market.

11.

We have deleted the data presented on our document, as we cannot assure that it is the most recent available information.

12.

We have deleted all the reference to internet and its contents, as we cannot assure that the information is accurate and complete.

 Description of our Products and Services Portfolio, page 28

13.

We have included a new paragraph to describe our current situation: ‘As of the date of this prospectus, the Company is still developing product ideas and concepts. No development has yet started as the company is dependent on the raise of additional capital from the sale of its Shares in order to start its proposed Plan of Operation. The sale of Shares is dependent on the approval of this prospectus.’

Reports to security holders, page 31

14.

We have replaced the reference to the Securities Act by a reference to the Exchange Act, as per your comment.

Directors and Executive Officers, page 52

15.

We have re-worded this section, considering the Item 401 of Regulation S-K.

16.

 The Company would consider bringing on addition directors that would be deemed independent under Item 407(a) of regulation S-K once the company has more than one shareholder and is a reporting issuer under the 1934 Securities & Exchange Act as amended. As the Company currently has only one shareholder who is the company’s director no value would be gained on increasing the board.

Financial Statements

17.

We have included an updated Financial Statement along with the related updated accountant’s consent.

Sincerely yours,

Fabio Alexandre Narita

President

Green & Quality Home Life, Inc.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com